FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2004
Commission File Number __________________________________________

Ducati Motor Holding S.p.A.
(Translation of registrant’s name into English)

Via Cavalieri Ducati, 3        Bologna 40132        ITALY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders. Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___        No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ducati Motor Holding S.p.A. (Registrant)

By: Fabrizio Nardi (Signature)*

Date 12 november 2004
* Print the name and title of the signing officer under his signature.

Fabrizio Nardi Investor Relations Ducati Motor Holding S.p.A.

DUCATI MOTOR HOLDING ANNOUNCES FIRST NINE MONTHS 2004 RESULTS

Sales decreased in third quarter, Ducati reviews 2004 target

        Bologna, Italy, November 12, 2004 - Ducati Motor Holding S.p.A. (NYSE: DMH, Borsa Italiana S.p.A: DMH), a leading manufacturer of high performance motorcycles, today announced first nine months 2004 financial results.

        Revenues for the first nine months 2004 were Euro 268.0 million, down 4.5% excluding forex effects, (or down 5.8% including forex effects) versus last year. Revenues from motorcycles for the period decreased 11,1% to Euro 204.2 million and represented 76.2% of revenues. Motorcycle-related products, including spare parts, technical accessories and apparel, increased 9.6% to Euro 58.9 million over the comparable period in the previous year.

        Gross margin was 37.2% versus 35.2% last year, thanks to product cost reduction and operational efficiencies and related product sales increase, partly offset by a negative forex effect. EBITDA was Euro 26.1 million, or 9.7% of revenues, down 6.9% excluding forex effects (or down 15.5% including forex effects), versus Euro 30.9 million, or 10.8% of revenues in first nine months 2003.

        At EBT level, the result was a loss of Euro 9.8 million versus a loss of Euro 7.0 million including Euro 3.5 million restructuring reserve in the first nine months 2003, due to a lower EBITDA and higher financial charges.

        The Company’s net debt at September 30, 2004 was Euro 112.4 million, in line with the Euro 112.2 million at the same date a year earlier and down against Euro 117.2 million at December 31, 2003. The company’s gearing ratio was 75% at September 30, 2004 versus 74% at the same date a year earlier and versus 74% at December 31, 2003.

        In the first nine months of 2004 unofficial Ducati worldwide registrations, were down 4.4% versus last year, with non-subsidiary countries down 1%, Italy down 3%, France down 4%, UK down 13%, Germany down 16%, Japan down 17%, Benelux down 18%, and while the US was up 20%.

        “After reporting a positive first half of 2004, Ducati business reversed over the summer, due to a difficult market situation and the delayed introduction of our high volume new model Monster S2R and high margin new 999”, said Federico Minoli, President and CEO of Ducati Motor Holding. “Market environment and the continuous devaluation of the dollar turned 2004 into a more difficult year than anticipated. The good acceptance of our new products and the production start up in November of the new models will allow us to recover part of the losses before year end and to look with confidence to 2005”.

        “Despite our forecast of a better fourth quarter, full year results are now expected to be lower than 2003 with unit sales decline of 5%, flat revenues at costant forex and a post-tax loss in the range of 6 Million Euro”, said Enrico D’Onofrio, Chief Financial Officer of Ducati. “However we expect a recovery in sales in 2005 with a good EBITDA level, a return to profit and a lower net debt, fueled by the new entry level S2R, the Multistrada 620 and the already pre-sold Sport Classic line”.

        As for the third quarter, revenues were Euro 47.0 million, down 36.0% excluding forex effects, (or down 37.6% including forex effects) over the same period in 2003, due to lower bike sales.

        Gross margin was 43.3% of revenues, up versus 37.7% in the same period a year ago, thanks to product costs and operational efficiencies. EBITDA resulted negative for Euro 1.9 million, versus a positive Euro 5.0 million of 2003 due to lower volume.

        In the third quarter of 2004, result before tax were a loss Euro 13.3 million versus a loss of Euro 5.4 million last year. The decrease was mainly due to lower EBITDA and higher financial charges.

        By the end of September 2004, the Company had re-purchased 3,325,995 shares, equivalent to Euro 3,545,511 or 2.09% of its stock capital.

        A discussion by Ducati management of the first nine months 2004 results is available at www.ducati.com under Company and then Investor Relations. It can be accessed until mid-December 2004 under “Webcast of Results” at the bottom of the IR Press Release Schedule section.

        Founded in 1926, Ducati builds racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. Ducati has won thirteen of the last fiftheen World Superbike Championship titles and more individual victories than the competition put together. The Company produces motorcycles in five market segments which vary in their technical and design features and intended customers: Superbike, Supersport; Monster, Sport Touring and Multistrada. The Company’s motorcycles are sold in more than 60 countries worldwide, with a primary focus in the Western European and North American markets. For more information about the Company, please visit our web site at http://www.ducati.com

        This press release contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, as described in documents previously filed by the Company with CONSOB and with the U.S. Securities and Exchange Commission.

For further information, please contact:
Fabrizio Nardi
Director, Investor Relations
Ducati Motor Holding S.p.A.
Via Cavalieri Ducati, 3
Bologna 40132
Italy

Main Tel: + 39 051 6413 111
Direct tel: + 39 051 6413 213
E-mail: IR@ducati.com

Ducati Motor Holding S.p.A. and Subsidiares
Net Sales and Shipment Data

Net Sales (Euro in thousands, US$ in thousands)	Three Months Ended		Three Months Ended
	Sep, 30 2004	Sep, 30 2003	Sep, 30 2004		Sep, 30 2003

Motorcycles	€28,890	€55,923	$35,315		$68,360
Spare Parts, Accessories, Apparel	16,612	18,890	20,307		23,091
Miscellaneous Other	1,482	530	1,812		648

Total net sales	€46,984	€75,343	$57,434		$92,099

Ducati Units
Motorcycle shipments:			% Change
North America	657	863	(23.9%	)
Main European market	1,622	4,025	(59.7%	)
Japan	438	793	(44.8%	)
Rest of World	644	1,184	(45.6%	)

Total	3,361	6,865	(51.0%	)

Motorcycle product mix:			% Change
Superbike	1,118	1,042	7.3%
Supersport	118	339	(65.2%	)
Sport Naked	1,589	3,449	(53.9%	)
Sport Touring	245	393	(37.7%	)
Multistrada	291	1,642	(82.3%	)

Total	3,361	6,865	(51.0%	)

Unofficial Motorcycle Registrations:			% Change
North America	1,451	1,489	(2.6%	)
Main European market	4,624	6,022	(23.2%	)
Japan	665	869	(23.5%	)
Rest of World	1,101	1,343	(18.0%	)

Total	7,841	9,723	(19.4%	)

Ducati Motor Holding S.p.A. and Subsidiaries
Net Sales and Shipment Data

Net Sales (Euro in thousands, US$ in thousands)	Nine Months Ended		Nine Months Ended
	Sep, 30 2004	Sep, 30 2003	Sep, 30 2004		Sep, 30 2003

Motorcycles	€204,243	€229,749	$249,667		$280,845
Spare Parts, Accessories, Apparel	58,886	53,731	71,982		65,681
Miscellaneous Other	4,837	1,120	5,913		1,369

Total net sales	€267,966	€284,600	$327,562		$347,895

Ducati Units
Motorcycle shipments:			% Change
North America	3,324	2,917	14.0%	)
Main European market	15,422	18,065	(14.6%	)
Japan	1,535	2,256	(32.0%	)
Rest of World	4,959	5,103	(2.8%	)

Total	25,240	28,341	(10.9%	)

Motorcycle product mix:			% Change
Superbike	6,704	6,648	0.8%
Supersport	1,020	2,248	(54.6%	)
Sport Naked	12,958	13,257	(2.3%	)
Sport Touring	2,164	1,426	51.8%	)
Multistrada	2,394	4,762	(49.7%	)

Total	25,240	28,341	(10.9%	)

Unofficial Motorcycle Registrations:			% Change
North America	4,834	4,041	19.6%	)
Main European market	19,904	21,638	(8.0%	)
Japan	2,314	2,784	(16.9%	)
Rest of World	1,101	1,343	(18.0%	)

Total	31,5953	33,063	(4.4%	)

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(Euro in thousands, US$ in thousands, except per share and share amounts)

	Three Months Ended		Three Months Ended
	Sep, 30 2004	Sep, 30 2003	Sep, 30 2004	Sep, 30 2003	Percent Change

Net Sales	€ 46,984	€ 75,343	$ 57,433	$ 92,099	(37.6%)
Cost of goods sold	(26,637)	(46,975)	(32,561)	(57,422)

Gross Profit	20,347	28,368	24,872	34,677	(28.3%)
Other operating revenues	5,836	4,268	7,134	5,217
SG&A expenses	(27,591)	(27,415)	(33,727)	(33,512)
Other operating income/(expense), net	(505)	(117)	(617)	(143)
Depreciation & amortization	(9,099)	(9,690)	(11,123)	(11,845)

Operating income/(loss)	(11,012)	(4,586)	(13,461)	(5,606)	140.1%
Financing expense, net	(2,336)	(827)	(2,856)	(1,011)
Other non-operating income/(expense), net	56	(32)	68	(39)

Profit/(loss)before income taxes	(13,292)	(5,445)	(16,249)	(6,656)	144.1%
Shares outstanding	158,826,407	158,500,963	158,826,407	158,500,963

Other Financial Data					Percent Change
Motorcycles Produced (Units)	5,852	7,744			(24.4%)
Motorcycles Sold (Units)	3,361	6,865			(51.0%)
Unofficial Registrations (Units)	7,841	9,723			(19.4%)
EBITDA	(1,936)	5,033	(2,367)	6,152	(138.5%)
EBITDA Margin	-4.1%	6.7%

Note: On September 30, 2004 US$1=0,8059 Euros

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(Euro in thousands, US$ in thousands, except per share and share amounts)
	Nine Months Ended		Nine Months Ended
	Sep, 30 2004	Sep, 30 2003	Sep, 30 2004	Sep, 30 2003	Percent Change

Net Sales	€ 267,966	€ 284,600	$ 327,562	$ 347,895	(5.8%)
Cost of goods sold	(168,389)	(184,429)	(205,839)	(225,446)

Gross Profit	99,577	100,171	121,723	122,449	(0.6%)
Other operating revenues	18,258	16,324	22,319	19,954
SG&A expenses	(91,136)	(85,411)	(111,405)	(104,406)
Other operating income	(548)	(6)	(670)	(7)
Depreciation & amortization	(28,117)	(28,119)	(34,371)	(34,373)

Operating income/(loss)	(1,966)	2,959	(2,404)	3,617	(166.4%)
Financing expense, net	(7,413)	(5,785)	(9,062)	(7,072)
Other non-operating income/(expense), net	(430)	(4,178)	(526)	(5,107)

Profit/(loss)before income taxes	(9,809)	(7,004)	(11,992)	(8,562)	40.0%
Shares outstanding	158,826,407	158,500,963	158,826,407	158,500,963

Other Financial Data					Percent Change
Motorcycles Produced (Units)	29,029	26,861			8.1%
Motorcycles Sold (Units)	25,240	28,341			(10.9%)
Unofficial Registrations (Units)	31,595	33,063			(4.4%)
EBITDA	26,061	30,844	31,857	37,703	(15.5%)
EBITDA Margin	9.7%	10.8%

Note: On September 30, 2004 US$1= 0,8059 Euros

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(Euro in thousands, except per share and share amounts)

	Three Months ended September 30, 2004		Three Months ended September 30, 2003
	€	%	€	%

Current assets
Cash and cash equivalents	29,423		16,866
Trade receivables, net	54,482		64,706
Inventories	125,148		108,854
Other current assets	17,626		15,273
Current assets - Credit Link	18,000		—

Total current assets	244,679	54.9%	205,699	47.8%

Non current assets
Property, plant and equipment-net	60,957		68,779
Intangible fixed assets, net	117,626		126,804
Equity investments	20		12
Non current assets - Credit Link / ABS	10,000		24,818
Other long-term assets	11,997		4,169

Total non current assets	200,600	45.1%	224,582	52.2%

Total assets	445,279	100.0%	430,281	100.0%

Current liabilities
Short-term bank borrowings	83,439		41,091
Current portion of long-term debt	69,783		4,960
Accounts payable - trade	88,188		79,472
Income and other taxes payables	4,412		4,798
Other current liabilities	16,780		17,823
Provisions for risks and charges - current portion	4,092		9,543

Total current liabilities	266,694	59.9%	157,687	36.6%

Long-term liabilities
Long-term debt, net of current portion	3,948		92,220
Employees’ leaving entitlement	9,087		8,170
Deferred income taxes	119		35
Income an other taxes payables - long term portion	1,202		—
Other long-term liabilities	12,611		15,607
Provision for risks and charges - long term portion	2,518		3,998

Total long-term liabilities	29,485	6.6%	120,030	27.9%

Total liabilities	296,179		277,717

Total Group shareholders’ equity	149,073	33.5%	152,564	35.5%

Minority interests	27		—

Total shareholders’ equity	149,100	33.5%	152,564	35.5%

Total liabilities and shareholders’ equity	445,279	100%	430,281	100%

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(US$ in thousands, except per share and share amounts)

	Three Months ended September 30, 2004		Three Months ended September 30, 2003
	US$	%	US$	%

Current assets
Cash and cash equivalents	29,423		20,929
Trade receivables, net	67,607		80,294
Inventories	155,296		135,077
Other current assets	21,872		18,952
Current assets - Credit Link	22,336		—

Total current assets	303,622	54.9%	255,252	47.8%

Non current assets
Property, plant and equipment-net	75,641		85,348
Intangible fixed assets, net	145,962		157,351
Equity investments	25		15
Non current assets - Credit Link / ABS	12,409		30,797
Other long-term assets	14,887		5,173

Total non current assets	248,924	45.1%	278,684	52.2%

Total assets	552,546	100.0%	533,936	100.0%

Current liabilities
Short-term bank borrowings	103,539		50,989
Current portion of long-term debt	86,594		6,155
Accounts payable - trade	109,432		98,617
Income and other taxes payables	5,475		5,954
Other current liabilities	20,822		22,117
Provisions for risks and charges - current portion	5,078		11,842

Total current liabilities	330,940	59.9%	195,674	36.6%

Long-term liabilities
Long-term debt, net of current portion	4,899		114,436
Employees’ leaving entitlement	11,276		10,138
Deferred income taxes	148		43
Income an other taxes payables - long term portion	1,492		—
Other long-term liabilities	15,648		19,367
Provision for risks and charges - long term portion	3,125		4,961

Total long-term liabilities	36,588	6.6%	148,945	27.9%

Total liabilities	367,528		344,619

Total Group shareholders’ equity	184,985	33.5%	189,317	35.5%

Minority interests	33

Total shareholders’ equity	185,018	33.5%	189,317	35.5%

Total liabilities and shareholders’ equity	552,546	100%	533,936	100%